UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70478

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FIGURE SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

650 CALIFORNIA STREET, SUITE 2700

(No. and Street)

SAN FRANCISCO   CA   94108

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JASON RIVES   865-385-6776   JRIVES@FIGURESECURITIES.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

55 SECOND ST SUITE 1400   SAN FRANCISCO   CA   94105

(Address)   (City)   (State)   (Zip Code)

10/20/2003   185

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>JASON RIVES</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>FIGURE SECURITIES</u>, as of <u>DECEMBER 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: _____

133D0D6CE61244B...

Title:

<u>CHIEF EXECUTIVE OFFICER</u>

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIGURE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

FIGURE SECURITIES, INC.
CONTENTS



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Figure Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Figure Securities, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2022.

San Francisco, California
March 2, 2026

3

FIGURE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

(In thousands, except share and per share amounts)

		December 31, 2025
Assets:		
Cash	$	793
Prepaid expenses		20
Other assets		7
Total assets		820
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable		26
Total liabilities		26
Stockholder's equity:		
Common stock, $.001 par value; 1,000 shares authorized, issued, and outstanding		—
Additional paid-in capital		9,000
Accumulated deficit		(8,206)
Total stockholder's equity		794
Total liabilities and stockholder's equity	$	820

The accompanying notes are an integral part of this financial statement.

FIGURE SECURITIES, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD ENDED DECEMBER 31, 2025
(dollars in tables in thousands, unless otherwise noted)

NOTE 1 – BASIS OF PRESENTATION

Organization and Nature of Business

Figure Securities, Inc. (the "Company" or "Figure Securities") is a Delaware corporation with its principal place of business in San Francisco, California. The Company was a wholly-owned subsidiary of Figure Technologies, Inc. ("FTI"), a Delaware corporation through March 17, 2024. A reorganization agreement (the "Agreement") was entered into on March 18, 2024 with various affiliates. Subsequent to the reorganization agreement, Figure Securities was a wholly owned subsidiary of Figure Markets Holdings, Inc. ("FMH").

On August 29, 2025 ("Recombination Date"), FT Intermediate, Inc.("FTI") and FMH recombined the businesses through a series of transactions (the "Recombination") and FMH became a wholly-owned subsidiary of FTI. Upon the consummation of the Recombination, FTI changed its name to Figure Technology Solutions, Inc. ("FTS"). The Recombination was a reorganization of entities under common control as FTI and FMH were owned, either directly or indirectly, by its controlling shareholder, Michael Cagney ("Controlling Party") before and after Recombination. Subsequent to the Recombination, Figure Securities remains a wholly-owned subsidiary of FMH, which is a wholly-owned subsidiary of FTS. FTS remains majority owned by the Controlling Party.

Accordingly, the parent ("Parent") of the Company is defined as FTS subsequent to the Recombination on August 29, 2025, FMH subsequent to the reorganization on March 18, 2024, and FTI prior to that.

Figure Securities received Securities Exchange Commission ("SEC") approval to become a registered broker dealer on April 5, 2021. As a registered broker dealer, the Company is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company operates an Alternative Trading System ("ATS") platform, through which there were no transactions during the year ended December 31, 2025. The ATS matches buyers and sellers of digital asset securities native to the Provenance Blockchain. Provenance Blockchain is an open-source ecosystem for developing and deploying blockchain-based decentralized finance (DeFi) applications and, when transactions occur, it is used only as a parallel source of information. Blockchain technology is not used as a source for accounting or reporting purposes. Custody and settlement of the digital asset securities matched on the ATS are facilitated through the buyers and sellers outside of the ATS platform and off the blockchain.

The Company has no possession or control obligations under SEC Rule 15c3-3(b) and no reserve deposit obligations under SEC Rule 15c3-3(e) because the Company does not hold customer funds or securities and is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Liquidity and Going Concern

The accompanying Financial Statement has been prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our assessment of our ability to fund future operations is inherently subjective, judgment-based and susceptible to change based on future events. The Company has obtained a commitment letter from the Parent, FTS, for financial support of the Company in the form of allowing invoices to be paid directly by FTS on behalf of the Company and periodically forgiving the Company's intercompany payable to FTS in the form of in-kind capital contributions. Based on our commitment from the Parent, the Company has sufficient liquidity to fund operations for the next twelve months following the date these financial statements are issued.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company has a fiscal year end of December 31, 2025. The financial statement was prepared as of and for the year ended December 31, 2025.

FIGURE SECURITIES, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD ENDED DECEMBER 31, 2025
(dollars in tables in thousands, unless otherwise noted)

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that could affect both the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash

Cash consists of unrestricted deposits with federally insured financial institutions. Cash deposits regularly exceed federally insured limits.

Due to Parent and Expense Allocated from Parent

The Company is party to an expense allocation agreement with FMH that requires certain direct and indirect expenses incurred by FMH, FTS, or its affiliates, on behalf of the Company are allocated to the Company. These expenses include direct costs of the Company paid by the Parent and also indirect shared expenses paid by the Parent, including certain employees' payroll, stock-based compensation, benefits, office rent, technology fees, and office expenses. The Parent allocates shared costs to the Company based on time spent by employees on behalf of the Company, headcount, or other basis when considered more appropriate.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*". The new guidance is expected to increase transparency and usefulness of income tax disclosures through improvements to the rate reconciliation, income taxes paid, and other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2024 and should be applied on a prospective basis, although retrospective application is permitted. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company adopted this ASU prospectively for the year ending December 31, 2025. The adoption impacted disclosures but did not have an effect on the Company's results of operations or financial condition.

NOTE 3 – RELATED PARTIES

Figure Securities periodically has a Due to Parent balance due to expenses allocated to the Company from the Parent or paid on the Company's behalf by the Parent. As of December 31, 2025, the Company has no balance due to the Parent. The operating expenses paid on behalf of the Company by the Parent were accounted for as in-kind capital contributions, which totaled $804 thousand during the year ended December 31, 2025. The entirety of the Compensation and benefits, Occupancy and equipment, and Other operating expense financial statement lines were the result of expense allocations from the Parent. The amount of these allocations from Parent for the year ended December 31, 2025 was $677 thousand, and an additional $126 thousand of professional fee expenses and regulatory fees and expenses were paid on behalf of the Company by the Parent and were recorded within expenses in the Statement of Operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the period presented.

NOTE 4 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

6

Significant Components of Deferred Taxes

The types of temporary differences that give rise to the Company's deferred tax assets as of December 31, 2025 are as follows:

	For the Year Ended December 31, 2025
Deferred tax assets	
Net operating losses	$ 1,376
Other	(46)
Total deferred tax assets	1,330
Valuation allowance	(1,330)
Net deferred tax assets	$ —

The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. The Company maintained a full valuation allowance against net deferred tax assets. The change in valuation allowance during the year ended December 31, 2025 was a increase of $166 thousand.

Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change occurs, along with a corresponding increase or change to income.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax regulations. Under Section 382 of the Code, substantial changes in our ownership and in the ownership of acquired companies may limit the amount of net operating losses that are available to offset taxable income. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. Accordingly, our ability to utilize these carryforwards may be limited as a result of such ownership change.

For federal income tax purposes, the Company is treated as a taxable subsidiary. The results of the Company's operations are included in a consolidated tax return under the Parent. All tax years since 2020 are subject to examination by tax authorities. The Parent is currently not under examination by any federal or state jurisdiction.

The Company recognizes uncertain tax positions in the financial statements if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company does not have any unrecognized tax benefits for the year ended December 31, 2025. As of December 31, 2025, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 5 – REGULATORY REQUIREMENTS

The Company is registered as a securities broker dealer with the Securities and Exchange Commission ("SEC"). FINRA serves as Figure Securities' primary self-regulatory organization. The Company is subject to the SEC Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $250 thousand or 6- 2/3% of its aggregate indebtedness. At December 31, 2025, the Company had net capital of $767 thousand, which was $517 thousand in excess of its required net capital of $250 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.0339 to 1.

The Company has no possession or control obligations under SEC Rule 15c3-3(b) and no reserve deposit obligations under SEC Rule 15c3-3(e) because the Company does not hold customer funds or securities and is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

FIGURE SECURITIES, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD ENDED DECEMBER 31, 2025
(dollars in tables in thousands, unless otherwise noted)

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may become involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in a liability and the amount of loss, if any, can be reasonably estimated. Management, after consultation with legal counsel, believes that there are no known actions or threats that would result in a material adverse effect on the Company's financial condition, results of operations, or cash flows.

NOTE 7 – SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company is engaged in a single line of business as a broker-dealer, which is currently comprised of its securities business. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who currently considers net income (loss) as the primary metric to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company did not generate any revenue during the year ended December 31, 2025. Funding was provided by the Parent through equity contributions, including forgiveness of intercompany payables. The Company did not have any accounts receivable as of year-end.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events and transactions that occurred after December 31, 2025, and through March 2, 2026, the date the financial statements were issued. No events or transactions requiring recognition or disclosure in the financial statements have been identified.